UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

001-39289
(Commission File Number)

(Check one):	Form 10-K ☐	Form 20-F ☐	Form 11-K ☒	Form 10-Q ☐	Form 10-D ☐
	Form N-SAR ☐	Form N-CSR ☐

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cano Health, Inc.
Full Name of Registrant
Former Name if Applicable: N/A

9725 NW 117th Avenue
Address of Principal Executive Office (Street and Number)

Miami, Florida 33178
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cano Health, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 11-K (the “Form 11-K”) for the fiscal period ended December 31, 2022 with respect to the Cano Health, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) by the prescribed filing due date of March 31, 2023 for the reasons set forth below. The Company’s work on the Plan’s Form 11-K was delayed due to the Company having filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) with the SEC on March 15, 2023, within the 15-day grace period after its having filed with the SEC a Form 12b-25 for the Form 10-K on March 2, 2023. Accordingly, the Company requires additional time to finalize the financial information to be included in the Form 11-K and to finalize the audit of such information. The Company has dedicated appropriate resources to completing the Form 11-K and is working diligently to complete the necessary work to file the Form 11-K as soon as practicable within the 15 calendar days of the March 31, 2023 prescribed due date pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian D. Koppy	786	758-3320
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cano Health, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2023
By:
Brian D. Koppy
Chief Financial Officer